

July 5, 2023

Corrado De Gasperis
Executive Chairman & Chief Executive Officer
Comstock Inc.
117 American Flat Road
Virginia City, NV 89440

> **Re: Comstock Inc.**
> **Registration Statement on Form S-3**
> **Filed June 28, 2023**
> **File No. 333-272986**

Dear Corrado De Gasperis:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Clyde Tinnen